November 17, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 6-1 Amendment No. 2 to Registration Statement on Form S-6 Filed November 17, 2017 File Nos.: 333-220683 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission (the “Commission”) on November 17, 2017 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Amendment”) for the Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 6-1, a series of the Alaia Trust.  We have requested that the Amendment be declared effective at 12:00 p.m. EST on November 17, 2017, or as soon as possible thereafter.

The Rule 497 prospectus to be filed with the Commission after the Amendment is declared effective will include a revised second bullet point on the front cover, changed from that included in the Amendment, reading as follows:

“Designed for investors who intend to purchase units at inception and hold them until the trust’s mandatory dissolution date and seek a percentage total return per unit that equals any positive return in the SPDR® S&P 500® ETF Trust (the “Reference Asset”) relative to the Initial Reference Value (the “Equal Upside”). If the value of the Reference Asset decreases from the Initial Reference Value over the life of the trust, the trust seeks to provide unitholders with a percentage loss that equals 50%, or half, of any negative return in the Reference Asset (the “Partial Downside”).”

Please feel free to call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner
Lailey Rezai